UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CAMBER ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

13200M102
(CUSIP Number)

July 16, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	13200M102

1	Names of Reporting Persons
DISCOVER GROWTH FUND
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,989,307
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,989,307
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒
11	Percent of class represented by amount in row (9)
9.99%
12	Type of Reporting Person (See Instructions)
CO

Item 1.

(a)       Name of Issuer: Camber Energy, Inc.

(b)       Address of Issuer’s Principal Executive Offices: 4040 Broadway, Suite 425, San Antonio, Texas 78209

Item 2.

(a)       Name of Person Filing: Discover Growth Fund

(b)       Address of Principal Business Office or, if None, Residence: 103 South Church Street, 4th Floor, Grand Cayman KY1-002, Cayman Islands

(c)       Citizenship: Cayman Islands

(d)       Title and Class of Securities: Common Stock, $0.001 par value

(e)       CUSIP No.: 13200M102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,989,307

(b)	Percent of Class: 9.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,989,307

(iv)	Shared power to dispose or to direct the disposition of: 0

The reporting person holds 1,158 shares of Series C Redeemable Convertible Preferred Stock and a Redeemable Convertible Subordinated Debenture in the original face amount of $530,000, which are convertible into shares of Common Stock of the issuer; provided that the issuer may not issue shares which, when aggregated with all other shares of Common Stock then deemed beneficially owned by the reporting person, would result in the reporting person holding at any one time more than 9.99% of all Common Stock outstanding immediately after giving effect to such issuance. The reporting person has granted an irrevocable proxy to the issuer’s board of directors, and is prohibited from voting any shares of Common Stock held by it. The number of shares and percent of class stated above are calculated based upon 19,912,983 total shares outstanding as of July 6, 2018, as reported by Bloomberg L.P.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8.	Identification and classification of members of the group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2018

DISCOVER GROWTH FUND

/s/ David Sims

David Sims, Director

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).